Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Unaudited Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2024 are included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission (“SEC”). We also recommend that you read our discussion and analysis of financial condition and results of operations together with the audited financial statements and notes thereto for the year ended December 31, 2023 and the section entitled “Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 19, 2024 and our subsequent filings with the SEC. The following discussion and analysis contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. As discussed in the below section titled “Cautionary Note Regarding Forward Looking Statements,” all forward looking statements included in this discussion and analysis are based on information available to us on the date hereof, and we assume no obligation to update any such forward looking statements. The terms “Company,” “Oculis,” “we,” “our” or “us” as used herein refer to Oculis Holding AG and its consolidated subsidiaries unless otherwise stated or indicated by context. “Legacy Oculis” refers to Oculis SA as it existed prior to the closing of the Business Combination.

The Unaudited Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2024 were prepared in accordance with IFRS Accounting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are presented in Swiss Francs (CHF) unless otherwise indicated. Amounts, aside from share data, are also presented in thousands unless otherwise indicated.

Company Overview

We are a late clinical-stage biopharmaceutical company, based in Switzerland, with substantial expertise in therapeutics used to treat ocular diseases, engaged in the development of innovative drug candidates which embrace the potential to address large unmet medical needs for many eye-related conditions. Our focus is on advancing therapeutic candidates intended to treat significant and prevalent ophthalmic diseases which result in vision loss, blindness or reduced quality of life. Our mission is to improve the health and quality of life of patients around the world by developing medicines that save sight and improve eye care for patients. To realize this mission, we intend to become a global leader in ocular therapeutics.

Our clinical portfolio consists of OCS-01, our lead product candidate in Phase 3 development for diabetic macular edema (“DME”) and inflammation and pain following ocular surgery. We have advanced the OCS-01 DME DIAMOND clinical program into Phase 3 Stage 2, which includes two global clinical trials, DIAMOND-1 and DIAMOND-2 for the treatment of DME, for which we announced first patient first visit in December 2023 and February 2024, respectively. Additionally, we are advancing the OCS-01 OPTIMIZE program into OPTIMIZE-2, the second Phase 3 trial for assessing the utility of OCS-01 to treat inflammation and pain following cataract surgery, for which we announced first patient first visit in December 2023 and anticipate topline results in the fourth quarter of 2024. In addition to the Phase 3 trials, OCS-01 is also being studied in the LEOPARD trial, which is an Investigator Initiated Trial (“IIT”) to investigate the safety and efficacy of OCS-01 in Uveitic Macular Edema (“UME”) and Post-Surgical Macular Edema (“PSME”). LEOPARD is sponsored by Global Ophthalmic Research Center (GORC). This PoC trial’s data readout is expected in the first quarter of 2025.

Our second clinical candidate is OCS-02 (licaminlimab) for the treatment for keratoconjunctivitis sicca, or dry eye disease (“DED”), and its potential biomarker precision medicine approach. In February 2024, we completed enrollment in the Phase 2b RELIEF trial evaluating OCS-02 for the treatment of DED, with topline results expected in the second quarter of 2024. A second clinical trial designed to evaluate its potential as a therapy for the treatment of non-infectious anterior uveitis is planned for the second half of 2024.

Our third clinical candidate is OCS-05, which is a novel neuroprotective product candidate with potential application in multiple indications, including glaucoma, dry age-related macular degeneration (“AMD”) and diabetic retinopathy (“DR”). We are initially evaluating OCS-05 as a potential treatment for acute optic neuritis (“AON”) for which there is currently no approved therapeutic treatment. We are currently conducting a First-in-Patient clinical trial of OCS-05 in AON in France to test the candidate’s safety and tolerability for which we recently completed enrollment and anticipate a topline data readout during the fourth quarter 2024, and we are also conducting IND-enabling activities for OCS-05 in the United States.

Numerous diseases and disorders, many of which represent significant medical needs, are associated with the human eye. The National Eye Institute, a part of the U.S. National Institutes of Health, estimates that in the United States, blindness or significant visual impairment impacts approximately seven million people, including those with vision loss resulting from retinal diseases such as DME, macular degeneration, DR, and retinal vein occlusion (“RVO”); disorders caused by swelling and inflammation such as DED, corneal keratitis and uveitis; and glaucoma, among other disease states. It is estimated that the global spending for ophthalmology therapeutics will reach $33 billion in 2027, according to an industry source.

Recent Developments

Icelandic Listing and Financing

On April 22, 2024 we completed a registered direct financing with gross proceeds of approximately CHF 53.5 million or $58.8 million, consisting of the issuance of 5,000,000 of ordinary shares at a purchase price of CHF 10.70 or $11.75 per share in a U.S. registered direct offering (the “Financing”), and the approval of a prospectus required for the listing of our ordinary shares on the Nasdaq Iceland Main Market by the Central Bank of Iceland, Financial Supervision. We believe that the net proceeds from the Financing, together with our current cash, cash equivalents and short-term investments, will be sufficient to fund operations and capital expenditure requirements into the second half of 2026.

Components of Results of Operations

Revenue

We have not generated any revenue from the sale of products since our inception and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval or if we enter into collaboration or licensing agreements with third parties, we may generate revenue in the future from a combination of product sales and payments from such collaboration or licensing agreements. However, there can be no assurance as to when we will generate such revenue, if at all.

Grant Income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. We maintain a subsidiary in Iceland that provides research and development for our product candidates. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. We do not anticipate generating significant grant income in the near future.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates and programs. We expense research and development costs and the cost of acquired intangible assets used in research and development activities as incurred. Research and development expenditures are capitalized only if they meet the recognition criteria of IAS 38 (“Intangible Assets”) and are recognized over the useful economic life on a straight-line basis. These expenses include:

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employee-related expenses, including salaries, related benefits and equity-based compensation expense, for employees engaged in research and development functions;
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expenses incurred in connection with the preclinical and clinical development of our product candidates and programs, including under agreements with clinical research organizations (“CROs”), as well as clinical trial investigative sites and consultants that conduct our clinical trials;
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costs related to contract manufacturing organizations (“CMOs”) that are primarily engaged to provide drug substance and product for our clinical trials, research and development programs, as well as costs of acquiring and manufacturing nonclinical and clinical trial materials, including manufacturing registration and validation batches;

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costs related to nonclinical studies and other scientific development services;
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costs related to compliance with quality and regulatory requirements;
•
research and development-related payments made under third-party licensing agreements; and
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costs related to formulation research, intellectual property expenses, facilities, overhead, depreciation and amortization of laboratory equipment and other expenses.

For the three months ended March 31, 2024 and 2023, no research and development costs were capitalized by the Company.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned clinical development activities in the near term and in the future. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any current or future product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel in executive management, finance and accounting, legal, business development, corporate and marketing communications, and other administrative functions. General and administrative expenses also include legal fees pertaining to certain intellectual properties expenses, corporate insurance expenses, professional fees for accounting, auditing, investor communication, and other operating costs.

Since 2022, we have incurred increased accounting, audit, legal and other professional services costs associated with the Business Combination and the associated transition from a private company to a public company. We anticipate that our general and administrative expenses will continue to increase in the future in relation with costs associated with being a dual-listed public company such as increased costs for fees to members of the board of directors, increased employee-related expenses, increased director and officer insurance premiums, audit and legal fees, investor relations fees and expenses for compliance with both U.S. and Icelandic public company reporting requirements and stock exchange rules.

Merger and Listing Expense

As described in Note 2 of the Unaudited Condensed Consolidated Interim Financial Statements, the Business Combination was accounted for as a share-based payment transaction involving the transfer of shares in Oculis for the net assets of EBAC. The difference between the fair value of the shares transferred and the fair value of the net assets represents non-cash consideration paid for a share listing service. This expense is non-recurring and non-cash in nature.

Finance Income (Expense)

Finance income (expense) consisted primarily of accrued interest costs associated with the preferred dividend payment of 6% to the holders of Legacy Oculis preferred Series B and C shares. The preferred Series B and C shares were classified as liabilities under IAS 32 and the associated accrued dividend was recognized as interest expense. All preferred shares were converted into ordinary shares upon consummation of the Business Combination on March 2, 2023.

Fair Value Adjustment on Warrant Liabilities

Fair value adjustment on warrant liabilities reflects the changes in fair value of the Company’s warrant instruments. The fair value is dependent on the change in the underlying market price of the warrants and the number of outstanding warrants at the reporting date. The market price of the warrants is in general directly correlated with the market price of the Company’s ordinary shares. Assuming the number of outstanding warrants remains constant, we would expect a fair value loss due to an increase in the market price of the warrants, and a fair value gain due to a decrease in the market price of the warrants.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gains and losses consist of currency exchange differences that arise from transactions denominated in currencies other than Swiss Francs.

Income Tax Expense

The Company is subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Zug, and Commune of Zug. Oculis Operations is subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Vaud, and Commune of Ecublens, near Lausanne. We are also subject to taxation in other jurisdictions in which we operate, in particular the United States, France, China and Iceland where our wholly owned subsidiaries are incorporated.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes owed. As of December 31, 2023, we had tax loss carry-forwards totaling CHF 170.4 million. There is no certainty that we will make sufficient profits to be able to utilize tax loss carry-forwards in full and no deferred tax assets have been recognized in the financial statements.

A. Operating Results

The following table summarizes our results of operations for the periods presented:

	For the three months ended March 31,
	2024	2023	Change	% Change
Grant income	222	229	(7)	(3%)
Operating income	222	229	(7)	(3%)
Research and development expenses	(10,856)	(6,148)	(4,708)	(77%)
General and administrative expenses	(4,694)	(4,042)	(652)	(16%)
Merger and listing expense	-	(34,863)	34,863	100%
Operating expenses	(15,550)	(45,053)	29,503	(65%)
Operating loss	(15,328)	(44,824)	29,496	(66%)
Finance income	581	33	548	1661%
Finance expense	(41)	(1,279)	1,238	97%
Fair value adjustment on warrant liabilities	(3,069)	422	(3,491)	(827%)
Foreign currency exchange gain (loss)	1,794	(243)	2,037	838%
Finance result	(735)	(1,067)	332	(31%)
Loss before tax for the period	(16,063)	(45,891)	29,828	(65%)
Income tax expense	(30)	(124)	94	76%
Loss for the period	(16,093)	(46,015)	29,922	(65%)

Comparison of the Three Months Ended March 31, 2024 and 2023

Grant Income

Grant income for the three months ended March 31, 2024 and 2023 was CHF 0.2 million for both periods. The grant income is dependent upon the Icelandic government making such reimbursement available for research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the three months ended March 31,
	2024	2023	Change	% Change
Personnel expenses	1,736	1,124	612	54%
Payroll	1,285	1,076	209	19%
Share-based compensation	451	48	403	840%
Operating expenses	9,120	5,024	4,096	82%
External service providers	8,971	4,902	4,069	83%
Other operating expenses	94	66	28	42%
Depreciation of property and equipment	25	28	(3)	(11%)
Depreciation of right-of-use assets	30	28	2	7%
Total research and development expense	10,856	6,148	4,708	77%

Research and development expenses were CHF 10.9 million for the three months ended March 31, 2024, compared to CHF 6.1 million for the three months ended March 31, 2023. The increase of CHF 4.7 million, or 77%, was primarily due to an increase in external clinical trial related expenses as a result of the Company's active clinical trials, as well as an increase in research and development personnel costs. Increased development expenses reflect mainly the ongoing OCS-01 DME DIAMOND-1 and DIAMOND-2 Phase 3 Stage 2 clinical trials, OPTIMIZE-2 Phase 3 clinical trial, and OCS-02 RELIEF Phase 2b clinical trial.

The table below represents the breakdown of research and development expenses by project:

	For the three months ended March 31,
	2024	2023	Change	% Change
OCS-01	4,949	4,044	905	22%
OCS-02	4,362	1,104	3,258	295%
OCS-05	809	675	134	20%
Other development projects	736	325	411	126%
Total	10,856	6,148	4,708	77%

During the three months ended March 31, 2024 and 2023, research and development expenses were primarily driven by the Company's OCS-01 DME DIAMOND-1 and DIAMOND-2 Phase 3 Stage 2 clinical trials for DME, OCS-01 OPTIMIZE-2 Phase 3 clinical trial for inflammation and pain following cataract surgery, OCS-01 investigator-initiated LEOPARD trial for cystoid macular edema (“CME”) and the OCS-02 Phase 2b RELIEF trial for DED, and OCS-05 ACUITY PoC clinical trial for AON.

General and Administrative Expenses (excluding Merger and listing expense)

	For the three months ended March 31,
	2024	2023	Change	% Change
Personnel expenses	2,236	1,193	1,043	87%
Payroll	1,546	1,096	450	41%
Share-based compensation	690	97	593	611%
Operating expenses	2,458	2,849	(391)	(14%)
External service providers	1,816	1,510	306	20%
Other operating expenses	624	1,332	(708)	(53%)
Depreciation of property and equipment	4	7	(3)	(43%)
Depreciation of right-of-use assets	14	-	14	100%
Total	4,694	4,042	652	16%

General and administrative expenses were CHF 4.7 million for the three months ended March 31, 2024, compared to CHF 4.0 million for the three months ended March 31, 2023. The increase of CHF 0.7 million, or 16%, was primarily due to increase in general and administrative related to being a public company and personnel costs, which was partially offset by certain non-recurring non-capitalized (expensed) transaction costs associated with the Business Combination in March 2023.

Merger and listing expense

	For the three months ended March 31,
	2024	2023	Change	% Change
Merger and listing expense	-	34,863	(34,863)	(100%)

We incurred a non-recurring merger and listing expense of CHF 34.9 million during the three months ended March 31, 2023 in connection with the Business Combination. The Business Combination was accounted for as a share-based payment transaction involving the transfer of shares in Oculis for the net assets of EBAC. This expense represented one-time non-cash compensation for a stock exchange listing service equal to the excess of the fair value of the shares transferred compared to the fair value of the net assets.

Finance Income and Finance Expense

	For the three months ended March 31,
	2024	2023	Change	% Change
Finance income	581	33	548	1661%
Finance expense	(41)	(1,279)	1,238	(97%)
Total finance income (expense)	540	(1,246)	1,786	(143%)

We realized finance income of CHF 0.5 million for the three months ended March 31, 2024 and incurred a loss of CHF 1.2 million for the three months ended March 31, 2023. 2023 activity primarily related to interest expense accrued for the preferred Series B and C through the closing of the Business Combination on March 2, 2023. In 2024 finance income of CHF 0.6 million was primarily related to interest income from short-term bank deposits.

Fair Value Adjustment on Warrant Liabilities

	For the three months ended March 31,
	2024	2023	Change	% Change
Fair value adjustment on warrant liabilities	(3,069)	422	(3,491)	(827%)

We incurred a fair value adjustment loss on warrant liabilities of CHF 3.1 million for the three months ended March 31, 2024 primarily due to an increase in the market price of the warrants assumed by us from EBAC on March 2, 2023 in connection with the Business Combination. The gain on warrant liabilities realized during the three months ended March 31, 2023 was due to a decrease in the market price during the quarter.

Foreign Currency Exchange Gain (Loss)

	For the three months ended March 31,
	2024	2023	Change	% Change
Foreign currency exchange gain (loss)	1,794	(243)	2,037	(838%)

We recognized a foreign currency exchange gain of CHF 1.8 million for the three months ended March 31, 2024, compared to a loss of CHF 0.2 million for the three months ended March 31, 2023. For the three months ended March 31, 2024, favorable currency exchange was mainly due to favorable fluctuation of U.S. dollar and Euro against Swiss Franc impacting our cash and short-term financial assets balances.

For the three months ended March 31, 2023, the unfavorable currency exchange was mainly due to revaluation of the U.S. dollar denominated Series C long-term financial debt, which was fully converted to ordinary shares in March 2023 pursuant to the Business Combination and the fluctuation of U.S. dollar against the Swiss Franc impacting our U.S. dollar denominated cash balances, which was partially offset by the fluctuation of U.S. dollar against the Swiss Franc impacting our U.S. dollar denominated payable balances.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses. We have not yet commercialized any products and we do not expect to generate revenue from sales of products in the near future. We incurred a loss of CHF 16.1 million and a cash outflow from operations of CHF 13.2 million for the three months ended March 31, 2024. We had a total of CHF 79.9 million, or $88.7 million, in cash, cash equivalents and short-term financial assets as of March 31, 2024. On April 22, 2024 we completed a financing with gross proceeds of approximately CHF 53.5 million or $58.8 million, consisting of the issuance of 5,000,000 ordinary shares at a purchase price of CHF 10.70 or $11.75 per share in a U.S. registered direct offering, and the approval of a prospectus required for the listing of our ordinary shares on the Nasdaq Iceland Main Market by the Central Bank of Iceland, Financial Supervision.

We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue to invest in the development of our product candidates through additional research and development activities and clinical trials. In December 2023, we announced first patient first visit in the OCS-01 DIAMOND-1 phase 3 clinical trial for DME and OPTIMIZE-2 phase 3 clinical trial for inflammation and pain following cataract surgery. In February 2024, we announced first patient first visit in the second OCS-01 DIAMOND-2 trial for DME and enrollment completion for the OCS-02 phase 2b RELIEF trial. In 2024 we anticipate topline data readouts for the RELIEF trial during the second quarter and for OPTIMIZE-2 during the fourth quarter. Also ongoing is the First-in-Patient clinical trial of OCS-05 in AON in France to test the candidate’s safety and tolerability, for which we recently completed enrollment and anticipate a topline data readout during the fourth quarter 2024. We also expect that our expenses will increase as a result of becoming a dual-listed public company.

Based on our current operating plan, we believe that our existing cash, cash equivalents and short-term financial assets will be sufficient to fund our operations and capital expenses for at least the next 24 months without additional capital. We have based our estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. We may require additional capital resources due to underestimation of the nature, timing and costs of the efforts that will be necessary to complete the development of our product candidates. We may also need to raise additional funds more quickly if we choose to expand our development activities, our portfolio or if we consider acquisitions or other strategic transactions, including licensing transactions.

Cash Flows

The following table summarizes our sources and uses of cash and cash equivalents for each of the periods presented:

	For the three months ended March 31,
	2024	2023	Change	% Change
Net cash outflow from operating activities	(13,195)	(15,619)	2,424	(16%)
Net cash outflow from investing activities	(2,047)	-	(2,047)	100%
Net cash inflow from financing activities	181	95,270	(95,089)	(100%)
(Decrease)/Increase in cash and cash equivalents	(15,061)	79,651	(94,712)	119%

Operating Activities

For the three months ended March 31, 2024, operating activities used CHF 13.2 million of cash, primarily consisting of a loss before tax of CHF 16.1 million and a decrease in net working capital of CHF 0.3 million, partially offset by non-cash adjustments of CHF 2.6 million. The decrease in net working capital was driven by a decrease of CHF 6.4 million in trade payables partially offset by a CHF 4.1 million decrease in other current assets and a CHF 2.3 million increase in accrued expenses and other payables. Non-cash charges primarily consisted of a CHF 3.1 million fair value adjustment loss on warrant liabilities and CHF 1.1 million of share based compensation expense, partially offset by CHF 1.7 million of financial result composed of foreign exchange transactions and interest income.

For the three months ended March 31, 2023, operating activities used CHF 15.6 million of cash, primarily consisting of a loss before tax of CHF 46.0 million and decrease in net working capital of CHF 7.7 million, partially offset by non-cash adjustments of CHF 38.0 million. Changes in net working capital were driven by a CHF 5.4 million decrease in accrued expenses and other payables and a CHF 2.2 million decrease in trade payables. Non-cash charges primarily consisted of CHF 34.9 million of merger and listing expense associated with the Business Combination, CHF 2.0 million of foreign exchange transactions impacting net financial result and CHF 1.3 million of interest expense on Series B and C preferred shares incurred prior to the Business Combination.

Investing Activities

For the three months ended March 31, 2024, CHF 2.0 million was used for investments in current fixed term bank deposits, net of redemptions.

Financing Activities

For the three months ended March 31, 2024, net cash provided by financing activities was CHF 0.2 million, which primarily consisted of proceeds received for the exercise of stock options. For the three months ended March 31, 2023, net cash provided by financing activities was CHF 95.3 million which primarily consisted of the closing of the Business Combination, the PIPE Financing and the conversion of the CLAs.

Future Funding Requirements

Product development is expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. We will not generate revenue from product sales unless and until we successfully complete clinical development and are able to obtain regulatory approval for and successfully commercialize the product candidates we are currently developing or that we may develop. Our product candidates, currently under development or that we may develop, will require significant additional research and development efforts, including extensive clinical testing and regulatory approval prior to commercialization.

If we obtain regulatory approval for one or more of our product candidates, we expect to incur significant expenses related to developing our commercialization capabilities to support product sales, marketing and distribution activities, either alone or in collaboration with others. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy.

Until such time, if ever, we can generate substantial product revenue, we may finance our operations through a combination of private or public equity offerings, debt financings, collaborations, strategic alliances, marketing, distribution or licensing arrangements or through other sources of financing. Adequate capital may not be available to us when needed or on acceptable terms. To the extent that we raise additional capital through the sale of private or public equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ordinary shares. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures. Debt financing would also result in fixed payment obligations. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, obtain funds through arrangement with collaborators on terms unfavorable to us or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of our shareholders.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical development of our product candidates. In addition, we will continue to incur additional costs associated with operating as a dual-listed public company, including significant legal, accounting, investor relations and other expenses that are incremental to operating a private company. Our expenses will also increase as we:

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advance our clinical-stage product candidates, including as we progress our Phase 3 clinical trials for our most advanced programs, OCS-01 for DME and inflammation and pain following ocular surgery;
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advance our OCS-02 Phase 2b and related manufacturing development activities;
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advance OCS-05 towards IND in the U.S.;
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advance our preclinical stage product candidates into clinical development;
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seek to identify, acquire and develop additional product candidates, including through business development efforts to invest in or in-license other technologies or product candidates;
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hire additional clinical, quality assurance and control, medical, scientific and other technical personnel to support our clinical operations;

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expand our operational, financial and management systems and increase personnel to support our operations;
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meet the requirements and demands of being a dual-listed public company, including compliance with regulatory regimes and stock exchange rules in both the U.S. and Iceland;
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maintain, expand, protect and enforce our intellectual property portfolio;
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make milestone, royalty or other payments due under the Novartis Agreement and the Accure Agreement, each described below, and any future in-license or collaboration agreements;
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seek regulatory approvals for any product candidates that successfully complete clinical trials;
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pursue in-licenses or acquisitions of other programs to further expand our pipeline; and
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undertake any pre-commercialization activities to establish sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own or jointly with third parties.

Material Cash Requirements for Known Contractual Obligations and Commitments

We have certain payment obligations under various license and collaboration agreements. Under these agreements, we are required to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products.

The majority of our near-term cash needs relate to our clinical and Chemistry, Manufacturing and Controls (“CMC”) projects. We have conducted research and development programs through collaboration arrangements that include, among others, arrangements with universities, CROs and clinical research sites. As of March 31, 2024, commitments for other external research projects totaled CHF 49.5 million, with CHF 23.4 million due within one year and CHF 26.1 million due between one and five years. In addition, we enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies, manufacturing services, and other services and products for operating purposes, which are generally cancelable upon written notice.

Refer to Note 13 to our Unaudited Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2024 included elsewhere in this Report on Form 6-K for further details on our obligations and timing of expected future payments.

C. Critical Accounting Policies and Accounting Estimates

There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our audited financial statements and notes thereto for the year ended December 31, 2023, included in our Annual Report on Form 20-F filed with the SEC on March 19, 2024. Refer to Note 4 to our Unaudited Condensed Consolidated Interim Financial Statements included elsewhere in this Report on Form 6-K for further details on the most material accounting policies applied in the preparation of our consolidated financial statements and our critical accounting estimates and judgments.

D. Risk Factors

There have been no material changes to the risk factors as set out in our Annual Report on Form 20-F filed with the SEC on March 19, 2024 and our Report on 6-K filed with the SEC on April 11, 2024.

E. Emerging Growth Company Status

As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. In addition, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until the date we are no longer an emerging growth company.

We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of our fiscal year following the fifth anniversary of the date of becoming a public company.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this quarterly report on Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

•
our financial performance;
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the ability to maintain the listing of our Ordinary Shares and Warrants on the Nasdaq Global Market and the Nasdaq Iceland Main Market;
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timing and expected outcomes of clinical trials, preclinical studies, regulatory submissions and approvals, as well as commercial outcomes;
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expected benefits of our business and scientific approach and technology;
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the potential safety and efficacy of our product candidates;
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our ability to successfully develop, advance and commercialize our pipeline of product candidates;
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our ability to establish and maintain arrangements for the manufacture of our product candidates;
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the effectiveness and profitability of our collaborations and partnerships, our ability to maintain current collaborations and partnerships and enter into new collaborations and partnerships;
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expectations related to future milestone and royalty payments and other economic terms under our collaborations and partnerships;
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estimates regarding cash runway, future revenue, expenses, capital requirements, financial condition, and need for additional financing;
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estimates of market opportunity for our product candidates;
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the effects of increased competition as well as innovations by new and existing competitors in our industry;
•
our strategic advantages and the impact those advantages may have on future financial and operational results;
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our expansion plans and opportunities;
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our ability to grow our business in a cost-effective manner;
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our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
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the impact of any macroeconomic factors and other global events on our business;
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changes in applicable laws or regulations; and
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the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this quarterly report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. And while we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.